Filed pursuant to Rule 253(g)(2)

File No. 024-11569

OFFERING CIRCULAR DATED AUGUST 6, 2021

LIFE SPECTACULAR, INC.

7901 4th St N STE 4916

St. Petersburg, Florida 33702

415-295-6008

www.provenskincare.com

Up to 9,090,909 Units, each comprising .7 share of Series A Preferred Stock sold by the company and .3 share of Common Stock from selling shareholders

Up to 6,363,636 shares of Common Stock into which the shares of Series A Preferred Stock may convert

MINIMUM INVESTMENT: $990

SEE “SECURITIES BEING OFFERED” AT PAGE 28

	Price to Public	Underwriting discount and commissions(1)	Proceeds to issuer (2)	Proceeds to other persons
Per Unit	$6.60	$0.066	$4.5738	$1.9602
Total Minimum	$400,000	$4,000	$277,200	$118,800
Total Maximum	$60,000,000	$600,000	$41,580,000	$17,820,000

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a 1% commission, a one-time advance payment for out of pocket expenses equal to $5,000, and a consulting fee of $20,000, payable by the company to Dalmore. See “Plan of Distribution and Selling Securityholders” for details.

(2)	Not including legal and accounting expenses of this offering, which are estimated at approximately $112,500 for a fully-subscribed offering, not including state filing fees.

Sales of these securities commenced on approximately August 6, 2021.

This offering (the “offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company at its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission (the “Commission”), the company will file a post-qualification amendment to include the company’s recent financial statements.

The company has engaged Prime Trust, LLC as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. The company must sell 9,090,909 Units in order for funds to be released to the company and for this offering to close. After reaching the minimum offering amount, the company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Certain shareholders are selling shares of Common Stock. Investors in this offering will be required to grant a proxy to vote such shares of Common Stock to the company’s Chief Executive Officer; see “Risk Factors” and “Securities Being Offered – Common Stock – The Proxy.” This means voting control of the company will remain in the hands of the company’s Chief Executive Officer and Chief Technology Officer. See “Security Ownership of Management and Certain Securityholders.” The securities sold in this offering are subject to a right of first refusal and restrictions on transfer, and any dispute regarding their purchase will be settled by arbitration. See “Risk Factors” and “Plan of Distribution.”

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 5.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Proven” or “the company” refers to Life Spectacular, Inc., a Delaware corporation doing business as Proven Skincare, and its consolidated subsidiaries.

Other than in the table on the cover page, dollar amounts have been rounded to the closest whole dollar.

Cautionary Statement Regarding Forward-Looking Statements

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

The Company

Life Spectacular, Inc. (the “company,” “Proven,” “we,” “our,” and “us”) was formed on May 15, 2017 under the laws of the state of Delaware, and is headquartered in St. Petersburg, Florida. The company was formed to develop and sell customized skincare products directly to its customers via its website and online platform.

Our principal place of business is 7901 4th St N, STE 4916, St. Petersburg, Florida 33702. This address is a virtual office. Our management will be located at various locations across the country, as our management team works virtually. Our corporate records will be located at our virtual office. Our website address is www.provenskincare.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

The Offering

Securities offered:

Up to 9,090,909 Units, each such Unit consisting of .7 share of Series A Preferred Stock to be issued by the company and .3 share of Common Stock from selling shareholders.

Up to 6,363,636 shares of Common Stock into which the Series A Preferred Stock may convert.

Minimum offering	$400,000

Offering price per share:	$6.60 per Unit

Minimum investment:	The minimum investment in this offering is $990. Each investor will be required to make investments in increments of 10 Units, or $66.

Shares outstanding before the offering (1):	Common Stock – 26,048,835

Shares outstanding after the offering assuming maximum raise (1):

Common Stock – 26,048,835(2)

Series Seed-1 Preferred Stock – 1,077,005

Series Seed-2 Preferred Stock – 1,292,514

Series Seed-3 Preferred Stock – 30,618

Series Seed-4 Preferred Stock – 5,884,428

Series Seed-5 Preferred Stock – 6,531,944

Series Seed-6 Preferred Stock – 2,357,622

Series Seed-7 Preferred Stock – 408,266

Series A Preferred Stock – 6,717,483

Use of proceeds:

We estimate that, at a per Unit price of $6.60, the net proceeds from the sale of the 9,090,909 Units in this offering will be approximately $41,579,999, after subtracting estimated offering costs of $737,500 to Dalmore Group, LLC in commissions, and professional fees, EDGARization and compliance costs and $17,819,999 to the selling shareholders named herein after deducing commissions.

We intend to use the net proceeds of this offering to be received by the company for working capital, marketing, sales channel expansion, international and product expansion, and technology development. See “Use of Proceeds to Issuer” for details.

Risk factors:	Investing in our securities involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)	Gives effect to 3-for-1 forward stock split of the company’s issued and outstanding shares of Common Stock on May 24, 2021 (the “Stock Split”).

(2)

Assumes conversion of all outstanding Simple Agreements for Future Equity (“SAFEs”) immediately prior to the initial closing of this offering. Does not include shares issuable upon the exercise of options issued under the 2017 Stock Plan, shares allocated for issuance pursuant to the plan, outstanding warrants or shares into which the Series A Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock and Series Seed-7 Preferred Stock may convert.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	Semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	Our financials were prepared on a “going concern” basis.

●	The company has realized significant operating losses to date and expects to incur losses in the future.

●	The company relies on a single product line.

●	We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

●	The loss of, or disruption in, our relationship with the providers that assemble our packaging, pack our products and ship them to our warehouses for distribution could have a material adverse effect on our business and operations.

●	We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

●	The company’s success depends on the experience and skill of the founders and key employees.

●	We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

●	We rely upon intellectual property protections.

●	Any valuation at this stage is difficult to assess.

●	We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing Units.

●	The proceeds of the sale of shares by the selling shareholders will not be used for the company’s purposes.

●	The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

●	Voting control is in the hands of management.

●	If you purchase our Units in this offering, you will incur immediate dilution in the book value of your shares.

●	This investment is illiquid.

●	Our amended and restated bylaws may make it difficult for you to transfer for your shares.

●	By purchasing Units in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

●	You must keep records of your investment for tax purposes.

●	Any dispute regarding the subscription agreement for this offering will be resolved by arbitration conducted in the State of Delaware, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

●	The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

RISK FACTORS

The Commission requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financials were prepared on a “going concern” basis.

The company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has not generated profits since inception, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the company had an accumulated deficit of $7,252,088. These factors raise substantial doubt about the company’s ability to continue as a going concern. The company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the company will be successful in these efforts. Through the date the financial statements were available to be issued, the company has been primarily financed through the issuance of Simple Agreements for Future Equity (see Note 7 to the financial statements) and merchant advances.

The company has realized significant operating losses to date and expects to incur losses in the future.

The company has operated at a loss since inception, and these losses are likely to continue. Our net loss for 2019 was $2,115,665 and our net loss for 2020 was $2,874,263. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company relies on a single product line.

The company’s primary product line is the Proven Skincare products. The company’s survival in the near term depends upon being able to sell its skincare products to sufficient customers to make a profit. The company’s current customer base is still small and the company will only succeed if it can attract more customers for its primary product.

We rely on third-party suppliers and manufacturers to produce our products, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

We rely on third-party suppliers located within the United States and abroad to provide raw materials for and to produce our products. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions, tariffs and embargos, or any other change in local conditions. We may experience a significant disruption in the supply of packaging or raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all. We do not have any long-term supply contracts in place with any of our suppliers and we compete with other companies, including many of our competitors for packaging and raw materials. We have occasionally received, and may in the future receive, shipments of products that fail to comply with our specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, we may incur substantial expense to remedy the problems and may be required to obtain replacement products. If we fail to remedy any such problem in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products or we could face a product recall. In such an event our brand reputation may be negatively impacted which could negatively impact our results of operations.

The loss of, or disruption in, our relationship with the providers that assemble our packaging, pack our products and ship them to our warehouses for distribution could have a material adverse effect on our business and operations.

Our operations are currently primarily dependent on a small number of providers for assembling our raw materials into containers, packaging, packing, and then shipping them to our distribution centers. Any significant interruption in the operation of the providers’ plant or warehouses, now or in the future, due to natural disasters, accidents, system issues or failures, or other unforeseen causes that materially impair our ability to access or use our facility, could delay or impair the ability to distribute merchandise and fulfill online orders, which could cause sales to decline.

We also depend upon third-party carriers for shipment of our merchandise directly to our customers. An interruption in service by these third-party carriers for any reason could cause temporary disruptions in business, a loss of sales and profits, and other material adverse effects.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets that experience frequent changes in industry, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to market what we believe are the unique attributes of our product line, develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. In general, there are few barriers to entry to the skincare market. L’Oreal, NIVEA, and Estee Lauder are just a few of the companies we compete against, and in the online skincare market we compete against companies such as Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology, Function of Beauty, Atolla, Skinsei, and various other small and large entities. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us. We also face competition from many smaller companies that specialize in particular segments of the market in which we compete.

The company’s success depends on the experience and skill of the founders and key employees.

In particular, the company is dependent on Mingshu “Ming” Zhao and Zaoshi “Amy” Yuan. The loss of our founders or any key members of the team could harm the company’s business, financial condition, cash flow and results of operations.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses.

In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See “Dilution.” Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Common Stock and Series A Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

Other investors in our company may receive different rights than the investors in this offering.

It is not unusual for companies at our stage of development to enter into agreements with investors that can provide capital, access to markets or intellectual property, or other resources, not otherwise available to us. Such investors typically require preferential investment and corporate governance terms and pricing as a condition to their involvement. We cannot predict the nature of any such terms but it is likely that if we were to enter into any such agreement, the investor or investors will have more say in the management of the company than investors in this offering. The pricing demanded by such investors is also likely to be lower than the price paid in this offering, resulting in further dilution to the value of shares in this offering.

We rely upon intellectual property protections.

The company’s profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection for its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.  There can be no assurance that (i) any company-related patents will be issued from any pending or future patent applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States.  Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess, and you may risk overpaying for your investment.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares.

Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

The proceeds of the sale of shares by the selling shareholders will not be used for the company’s purposes.

We will not receive any proceeds from sales of shares by our selling shareholders. All such proceeds will be received by selling shareholders and will not be used or available for use by the company in furthering its business objectives.

The company has limited working capital and there may not be sufficient financial resources available to carry out planned operations.

We depend upon timely availability of adequate working capital in order to meet the objectives of our technology development and business plans. We estimate that the additional externally-generated equity investment will allow for the company to achieve self-sustaining positive cash flow and currently plan that this funding will be provided by the proceeds of this offering, but there can be no assurance that positive cash flow will ever occur.   There can be no assurance that the company will sell the maximum number of Units offered in this offering, or that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The company’s working capital requirements may significantly vary from those currently anticipated.

Voting control is in the hands of management.

Voting control is concentrated in the hands of the company’s Chief Executive Officer and Chief Technology Officer, who together own over 92% of the company’s voting securities and will continue to hold voting control after this offering. In addition, the subscription agreement that investors will execute in connection with this offering grants a proxy to the Chief Executive Officer to vote any shares investors purchase. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding any employee equity or option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. See “Securities Being Offered”. These few people will make all major decisions regarding the company. As a minority shareholder, you will not have a say in these decisions.

If you purchase our Units in this offering, you will incur immediate dilution in the book value of your shares.

You will suffer immediate dilution in the net tangible book value of the shares of Common Stock and Preferred Stock you purchase in this offering. Assuming an offering price of $6.60 per Unit, and assuming all 9,090,909 Units are sold for estimated net proceeds of $41,579,999 (after deducting estimated offering expenses), purchasers of Units in this offering will experience immediate dilution. See “Dilution.”

This investment is illiquid.

There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

Our amended and restated bylaws may make it difficult for you to transfer your shares.

The shares of Common Stock and Preferred Stock may not be sold, transferred, encumbered or in any manner disposed of, except in compliance with the terms of the company’s amended and restated bylaws (the “Bylaws”). The Bylaws provide for certain transfer restrictions, including rights of first refusal upon an attempted transfer of the securities. The company is under no obligation to register or otherwise recognize or give effect to any purported transfer of securities that does not comply with the transfer restrictions. A copy of the Bylaws is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part. As a result, your inability to transfer any of the company’s securities will adversely affect the liquidity and price of shares you hold.

By purchasing Units in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. By purchasing shares in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation A, such waiver will limit an investor’s ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor’s investment in our securities.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Common Stock or Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock or Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Any dispute regarding the subscription agreement for this offering will be resolved by arbitration conducted in the State of Delaware, which follow different procedures than in-court litigation and may be more restrictive to shareholders asserting claims than in-court litigation.

The subscription agreement for this offering provides that the sole forum for any dispute arising thereunder will be arbitration in the State of Delaware, County of New Castle. As a result, investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the subscription agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the subscription agreement is enforceable under federal law and the laws of the State of Delaware.  Investors cannot waive the company’s compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors’ ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement.

The COVID-19 pandemic has affected how we are operating our business, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain.

The COVID-19 pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal and state governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential businesses. The company has added more vendors and added to the diversity of vendors for our packaging raw materials, so that even if one or more of our vendors have issues with delivering their shipments, we can have other vendors who work as backups to ensure we receive the packaging raw materials we need. We are also ordering materials further in advance to allow for extra lead times for the materials to arrive. We have also made sure to select key partners who are considered “essential businesses.”

While we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, such precautionary measures could negatively affect our customer success efforts, sales and marketing efforts, or create operational or other challenges, such as a reduction in employee productivity because of the work from home requirement, any of which could harm our business and results of operations. Further, if the COVID-19 pandemic has a substantial impact on our employees, partners or third-party service providers’ health, attendance or productivity, our results of operations and overall financial performance may be adversely impacted. Additionally, if employees, partners or third-party services providers return to work during the COVID-19 pandemic, the risk of inadvertent transmission of COVID-19 through human contact could still occur and result in litigation.

Beginning in March 2020, the U.S. and global economies have reacted negatively in response to worldwide concerns due to the economic impacts of the COVID-19 pandemic. Although we have not yet experienced a material increase in customer cancellations or a material reduction in our retention rate, we may experience such an increase or reduction in the future, especially in the event of a prolonged economic down turn as a result of the COVID-19 pandemic. A prolonged economic downturn could result adversely affect demand for our offerings, retention rates and harm our business and results of operations, particularly in light of the fact that our solutions are discretionary purchases and thus may be more susceptible to macroeconomic pressures, as well impact the value of our Common Stock and Preferred Stock, ability to refinance our debt, and our access to capital. Additionally, we have faced supply chain and shipping issues as a result of the COVID-19 pandemic that could impact our ability to meet customer demands for our products. We have made efforts to address these issues and believe we will avoid them in the future.

The duration and extent of the impact from the COVID-19 pandemic depends on future developments that cannot be accurately forecasted at this time, such as the severity and transmission rate of the disease, the extent and effectiveness of containment actions and the impact of these and other factors on our employees, customers, partners and third-party service providers. If we are not able to respond to and manage the impact of such events effectively and if the macroeconomic conditions of the general economy or the industries in which we operate do not improve, or deteriorate further, our business, operating results, financial condition and cash flows could be adversely affected.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table gives effect to the Stock Split and compares the price that new investors are paying for their shares with the effective cash price paid within the last year, or to be paid, by existing shareholders and option-holders.

Class of Security(1)	Date Issued	Number of Shares Issued	Potential Shares (# of shares upon conversion or exercise)	Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock	2017	24,000,000	--	24,000,000	$0.00001
Common Stock	2018	2,048,835	--	2,048,835	$0.01
Total Common Share Equivalents		26,048,835	--	26,048,835	$0.0008
Series Seed-1 Preferred Stock	2021	1,077,005	--	1,077,005	$0.1857
Series Seed-2 Preferred Stock	2021	1,292,514	--	1,292,514	$0.294
Series Seed-3 Preferred Stock	2021	30,618	--	30,618	$0.3266
Series Seed-4 Preferred Stock	2021	5,884,428	--	5,884,428	$0.3919
Series Seed-5 Preferred Stock	2021	6,531,944	--	6,531,944	$0.4899
Series Seed-6 Preferred Stock	2021	2,357,622	--	2,357,622	$0.9798
Series Seed-7 Preferred Stock	2021	408,266	--	408,266	$1.9595
Series A Preferred Stock (Y Combinator)	2021	17,147	--	17,136	$6.60
Series A Preferred Stock (Warrant Exercise)	2021	--	336,700	336,700	$6.60
Series A Preferred Stock issued to Investors in this offering, assuming $60,000,000 raised	2021	6,363,636		6,363,636	$6.60
Total after inclusion of this offering		50,012,015		50,348,715	$1.0638

(1)	The company has issued $9,319,282 worth of SAFEs that will convert upon issuance of Preferred Stock immediately before the initial closing in this offering. The number of shares of Preferred Stock the company will issue to SAFE holders is reflected in the table above as the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, and Series Seed-7 Preferred Stock, and Series A Preferred Stock (Y Combinator).

(2)	2,951,247 shares of the company’s Common Stock are eligible for issuance pursuant to the company’s employee stock option plan. As of March 31, 2021 the company has granted stock options to purchase 1,284,048 shares of its Common Stock pursuant to the Company’s 2017 Stock Plan.

No shares were issued to officers, directors and affiliates in the past year.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company (“ExampleCo”) valued at $1 million.

●	In December ExampleCo is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●	In June 2021 ExampleCo runs into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of SAFEs or convertible notes into shares. Typically, the terms of SAFEs or convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the SAFEs or convertible notes get to convert their SAFEs or notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, SAFEs or convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the SAFEs or convertible notes may get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the SAFEs or convertible notes may dilute existing equity holders, and even more than the new investors do, because they may get more shares for their money. Investors should pay careful attention to the amount of SAFEs or convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 9,090,909 Units and a minimum of 150 Units on a “best efforts” basis. Each Unit comprises ..7 share of Series A Preferred Stock and .3 share of Common Stock from selling shareholders. The Units will be dissolved upon each closing, and shares of Common Stock or Series A Preferred Stock delivered to investors.

The cash price per Unit is $6.60 and the minimum investment is $990. Each investor will be required to make investments in increments of 10 Units, or $66.

The company intends to market the Units in this offering both through online and offline means. Online marketing may take the form of soliciting potential investors through various channels of online and electronic media whereby the Offering Circular may be delivered contemporaneously and posting “testing the waters” materials or the Offering Circular on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the website https://invest.provenskincare.com and on its own website.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by the company in its sole discretion. At least every 12 months after this offering has been qualified by the United States Securities and Exchange Commission, the company will file a post-qualification amendment to include the company’s recent financial statements.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following broker-dealer, administrative and technology related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Responsibility for all FINRA 5110 filings and updates.

●	Assessment of selection criteria for online communication channels and review of online communications for compliance with applicable rules.

●	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore fees consisting of the following:

●	$5,000 advance payment for out of pocket expenses.

●	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.

●	$11,750 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering once the Commission has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to Dalmore pursuant to the 1% commission would be $600,000 for a fully-subscribed offering. Finally, the total fees that the company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $625,000. These assumptions were used in estimating the fees due in the “Use of Proceeds to Issuer.”

Selling Securityholders

Certain stockholders of the company intend to sell up to 2,727,272 shares of Common Stock in this offering. Such selling stockholders will receive total gross proceeds of the offering equal to $17,999,999 assuming all Units available for sale are sold.

Holders of Common Stock who purchase their shares in this offering from selling stockholders will grant the company a proxy in Section 6 of the Subscription Agreement and agree to allow the company’s CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Selling stockholders will participate on a pro rata basis, which means that at each closing selling stockholders will be able to sell its pro rata portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, the company will issue shares and receive gross proceeds of $41,999,999 while each of the selling stockholders will receive their pro rata portion of the remaining $17,999,999 in gross proceeds and will transfer their applicable shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s pro rata portion will be determined by rounding down to the nearest whole share.

After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the company and the CEO, as attorney-in-fact, in which they direct the company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Selling Stockholder	Common Shares Owned Prior to Offering	Shares offered by Selling Stockholder	Shares owned after the Offering	Stockholder’s Pro Rata Portion ($)
Ming S. Zhao	12,000,000	1,363,636	10,636,364	8,999,999
Zaoshi “Amy”Yuan	12,000,000	1,363,636	10,636,364	8,999,999

TOTAL (1)	24,000,000	2,727,272	21,272,728	17,999,999

(1)	The total number of shares owned by the selling stockholders prior to this offering represents 92.14% of the outstanding Common Stock and the total number of shares being sold represent 10.47% of the outstanding Common Stock.

Perks

Level 1. Investors of $2,500 or more will receive inclusion in PROVEN’s Product Development & Free Product Beta Round Table & 20% off subscription of PROVEN personalized skincare products.

Level 2. Investors of $5,000 or more will receive level 1 perks, plus inclusion in quarterly major investor updates from the CEO plus a signed copy of the new PROVEN book, releasing in the first half of 2022.

Level 3. Investors of $10,000 or more will receive level 2 perks, observe1 one board meeting in person2 or via zoom.

Level 4. Investors of $25,000 or more will receive level 3 perks plus invitations for yourself and a guest to PROVEN Major Investor Soiree along with PROVEN’s top-tier institutional investors.

BRONZE. Investors of $50,000 or more will receive Level 3 perks plus be able to observe1 one year of board meetings in person2 or via zoom.

SILVER. Investors of $100,000 or more will receive BRONZE perks, plus a “Magic Wand3” Internship Placement (place one intern at PROVEN in the next five years).

GOLD. Investors of $250,000 or more will receive SILVER perks, your name immortalized in PROVEN’s book prologue and credits, priority reservations for life and invitations to exclusive launch events (such as book launch parties, product launch parties, openings, etc).

DIAMOND. Investors of $500,000 or more will receive GOLD perks, and you and a guest will spend the day in the town of Bologna, Italy, at the Cosmoprof beauty and cosmetics conference, where PROVEN will be presenting at the Garden of Innovation. Celebrate with the executive team after our presentation enjoying local “bistros”, outdoor events, drinking and eating local food and celebrating with Ming and Amy. Flights and hotels are included and will be booked by the PROVEN team.

1. The company reserves the right to exclude any investor from observing a board meeting (the “Observer”) or omit any of the information to be provided to the Observer if it deems it necessary in order to preserve the attorney-client privilege between the company and its counsel, or if the company determines that access to such information or attendance at any meeting could result in a conflict of interest or the disclosure of proprietary information, or that the Observer is a competitor or representative of a competitor of the company.

2. Observer will be responsible for their own costs incurred in attending the meeting in person. The company may require Observe to attend via Zoom, teleconference or equivalent if in person accommodation cannot be made. For example, the company may not be able to physically accommodate a large quantity of simultaneous Observers or may choose to restrict such live attendance due to public health concerns.

3. Each intern will be required to enter into customary and reasonable employment documentation provided by the company.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to the escrow account to be setup by the company’s escrow agent, Prime Trust, LLC (the “Escrow Agent.”) The funds tendered by potential investors will be held by the Escrow Agent in a segregated account exclusively for the company’s benefit. Funds will be transferred to the company at each Closing. The escrow agreement can be found in Exhibit 8 to the Offering Statement of which this Offering Circular is a part.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Units or the shares comprising the Units, nor approved, endorsed or passed upon the merits of purchasing the Units. Dalmore is not participating as an underwriter and under no circumstance will it recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Dalmore’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Escrow Agent

The Escrow Agent has not investigated the desirability or advisability of investment in the hares nor approved, endorsed or passed upon the merits of purchasing the securities. The company has agreed to pay the Escrow Agent:

Prime Trust is a Nevada registered trust company that offers escrow services as well as an integrated technology platform for processing investment transactions. The company has agreed to pay Prime Trust: (i) technology transaction fee of $2.50 per for each subscription processed regardless if the company accepts the investment, (ii) $250 for escrow account set up fee, (iii) $25.00 per month for so long as the offering is being conducted, (iv) for investments over $2,000.00, $2.00 per domestic investor (individual) and $5.00 per domestic investor (entity) for anti-money laundering check (up to $60.00 for international investors (individuals) and $75.00 for international investors (entities)), (v) $3.00 per investor (one-time accounting fee upon receipt of funds), and (vi) any applicable fees for fund transfers (ACH $1.00, check $10.00, wire $15.00 or $35.00 for international).

Transfer Agent

The company has also engaged Computershare (the “Transfer Agent”), a registered transfer agent with the Commission, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity.

Arbitration provisions

The subscription agreement for this offering provides that the sole forum for any dispute arising thereunder will be arbitration in the State of Delaware, County of New Castle. As a result, investors would not be able to pursue litigation in state or federal court for any disputes pertaining to the subscription agreement. Arbitration is intended to be the exclusive means for resolving such disputes, and this provision is intended to apply both to claims made under US federal securities laws, rules and regulations and to claims arising under any other laws. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of Delaware, we believe that the arbitration provision in the subscription agreement is enforceable under federal law and the laws of the State of Delaware.  Investors cannot waive the company’s compliance with federal securities laws and the rules and regulations promulgated thereunder in arbitration. Costs in arbitration proceedings may be higher than those in litigation proceedings, and investors may face limited access to information and other imbalances of resources. This provision can discourage claims against the company because it limits the ability of investors to bring a claim in a judicial forum they find favorable, and limits investors’ ability to bring class action lawsuits or seek remedy on a class basis for any disputes arising under the subscription agreement.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of Units in this offering is $59,999,999.40. The net proceeds from the total maximum offering to the issuer are expected to be approximately $4 1,449,999.58, after deducting sales by selling shareholders and the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the offering). Our estimated offering costs of $737,500 include a deduction of 1% of the total gross proceeds for commissions payable to Dalmore on all the Units being offered. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ.

The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, the minimum offering amount, 40%, 70% and 100% of the Units offered for sale in this offering. The table does not include costs to market the offering nor credit card processing fees and is net of approximate proceeds of $17,999,995.20 to selling shareholders.

	Amount/Percentage of Offering Sold
	$400,000	40%	70%	100%
Marketing/Sales channel expansion	$96,330	$7,557,600	$9,945,000	$10,666,350
Working capital	$58,305	$3,778,600	$6,215,625	$7,703,475
International and new product expansion	$10,140	$3,070,275	$8,701,875	$17,777,250
Technology development	$12,675	$2,125,575	$4,143,750	$5,333,175
TOTAL	$177,450	$16,532,050	$29,006,250	$41,480,250

This expected use of the net proceeds from this offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and reserves the right to change the estimated allocation of net proceeds set forth above.

We believe that if we raise the maximum amount in this offering, that we will have sufficient capital to finance our operations for at least the next 36 months. However, if we do not sell the maximum number of Units offered in this offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 36-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

The Company reserves the right to change the use of proceeds at management’s discretion.

THE COMPANY’S BUSINESS

Overview

Life Spectacular is a private company that develops, produces and distributes skincare products under the brand name of PROVEN Skincare.

The company’s skincare products are formulated with insights from the company’s proprietary skin knowledge database, named the Skin Genome Project. This database encompasses scientific papers on skin and consumer reviews, and a large number of beauty products and ingredients.

The company’s skincare products are tailored to a customer’s specific needs, which we ascertain via a comprehensive consumer questionnaire which we call the Skin Genome Quiz on our website. Once a customer completes this questionnaire, which takes under three minutes to complete, we are able to analyze the needs of the customer and provide them with a well-matched set of skincare products produced by the company. Once a customer purchases the products, the company ships the appropriate products directly to a customer’s address.

Principal Products and Services

The company’s products consist of different formulations of three-product set: a face cleanser, a night moisturizer and a day moisturizer with sun protection. Most of the company’s customers purchase the set of all three products as there is a cost savings for purchasing the set. The set of products usually last about 2-3 months. And most of the company’s customers subscribe to receive their skincare set every 2-3 months.

We disclose all ingredients that will be included in their products prior to their purchase of the products, and the company’s products are currently sold exclusively online through our website.

Market

The global skin care market is estimated to reach $155 billion dollars in 2021 and $189 billion by 2025. We currently operate in the United States. The United States skin care market in 2021 is expected to reach $18.7 billion dollars. The company intends to explore expansion into other countries, such as Canada, over the next twelve months.

Competition

The skin care industry is highly crowded and competitive, and the company faces significant competition. As such, the company may be unable to acquire significant market share. We compete on the basis of our differentiation as a customized skincare provider and a brand that is founded by minority, female founders, and one that is powered by data.

Online Competitors

The company competes with online competitors like Glossier, BeautyCounter and Tatcha, as well as online customized competitors like Curology (primarily focused on acne treatments), Function of Beauty (started in customized hair, and moved into customized body and skin), Atolla (customized serum), Skinsei (Unilever’s sub-brand effort at customized skin), and various other small entries without much scale and various large companies trying to use existing brands.

Large Incumbents

L’Oreal, NIVEA, and Estee Lauder are just a few of the other companies we compete against. The strategy of large incumbents brands is fundamentally to sell as many of the same products to as many customers as possible, resulting in the one-size-fits all nature of many skin care products.

We encourage product loyalty by having a subscription program, where people can receive their skin care products at a discount and at regular intervals that they dictate.

Raw Materials/Suppliers

The company’s products are mixed and assembled in a few contract manufacturing labs that conduct skin care product formulations and are located in the United States. These manufacturing labs formulate our products to our specifications then fill the formulations into Company-supplied bottles and jars.

The company’s formulations undergo stringent quality control processes and testing. Our manufacturing labs comply with current Good Manufacturing Practices, or cGMP, and other regulations and requirements for quality control and quality assurance. They also comply with corresponding maintenance of records, documentation and reporting requirements.

Once our contract manufacturing labs complete the formulation and filling of our products, those filled bottles and jars are then shipped to a third-party-logistics provider located in California. The third-party-logistics provider is responsible for fulfilling individual end-consumer orders for based on a warehouse-logistics software that is connected to our e-commerce platform. As customers purchase our products on our website, the purchase information is sent over to the third-party-logistics provider, who can then pick and pack the products as indicated on our requirements document, and then ship those specified products directly to the customer’s address. All packing materials are provided by the company in the effort to reduce waste and maintain sustainability.

The company is also in the process of shifting its shipping box containers as well as primary product vessels of jars and bottles so that they are all sourced from the United States. Our shipper box is made from recyclable materials, and the company invests in supply chain sustainability.

Customer complaints, when they occur, are addressed by our in-house customer support team members. Customers can email us via our customer support email, where they can expect to receive responses within a few working days. If products are not to their satisfaction, customers can receive a reformulation of products that would suit them better.

Employees

We have 21 full-time employees and 15 part-time employees. We adopted a stock plan on November 20, 2017 (the “Plan”). 2,951,247 shares of the company’s Common Stock are currently eligible for issuance pursuant to the Plan. As of March 31, 2021, the company has granted stock options to purchase 1,284,048 shares of its Common Stock pursuant to the Plan.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company has the requisite permits to operate in its current capacity, including a Seller’s Permit from the California State Board of Equalization to operate. The contract manufacturing labs who make the company’s various products all meet or exceed regulations and requirements for the manufacturing of skin care products. Some of our formulations are considered Over-The-Counter (OTC) products, and for those products that require them, we have obtained the necessarily OTC registration documents from the Food and Drug Administration.

Intellectual Property

We have filed for five patents. Each of these patents are utility patents and are all provisional applications. These patents cover our dynamic questionnaire and product recommendation methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our products and formulae. We typically enter into confidentiality or license agreements with employees, consultants, and vendors in an effort to control access to and distribution of formulae, software, documentation and other information. Policing unauthorized use of this information is difficult and the steps taken may not prevent misappropriation of the information. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

From time to time, we may be involved in litigation relating to contract disputes, employment and other matters that arise in the normal course of our business, which we do not deem to be material to the business. The company has a pending dispute with one of its terminated marketing contractors - Self Cntrd LLC, operated and owned by a single individual.

A single dispute exists between the parties as to when Self Cntrd LLC was terminated as a contractor and how much payment is due to Self Cntrd LLC as a result of this termination. The company believes Self Cntrd LLC is entitled to approximately $7,000 and is ready to make this payment.

The parties had an agreement to arbitrate all disputes including this one; and Self Cntrd agrees to arbitrate this dispute and acknowledge that their filing a court action is inappropriate.

The parties have agreed to arbitrate in San Francisco as soon as the Shelter-in-place order is lifted; the arbitration will be final and binding on all parties.

The company expects to resolve this dispute in as soon as 3-4 months, circumstances relating to COVID-19 permitting.

The estimation of the litigation counsel representing the company in this dispute is that the company's legal exposure in this dispute is likely not more than $10,000.

THE COMPANY’S PROPERTY

The company currently leases its premises and owns no significant plant or equipment. The company leases a virtual office space in St. Petersburg, Florida. The company leased the office space in 2021. The lease was for one year with an option to terminate at any time with 3 days written notice and month to month thereafter. The landlord may terminate the lease with 2 days advance written notice to the company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on May 15, 2017. The company develops, produces and sells skin care products directly to consumers. The Company’s business model is to sell products directly to consumer via its website. Subscription sales and sales from repeat customers make up a large portion of the company’s revenue. The company differentiates its products through offering skin care formulations that are matched to address a customer’s specific skin needs, lifestyle and environmental factors.

Results of Operations

The following represents our performance highlights:

Revenues

We generate revenues exclusively from direct to consumer sales of skincare products. Revenues increased by $9,317,787 from $389,373 for the year ended December 31, 2019 to $9,707,160 for the year ended December 31, 2020, or by 2,393%. The increase in revenue was due primarily to an increase in the number of customers the Company had in 2020 when compared to 2019, as well as the introduction of our “Subscription Program” starting in January 2020, and is partially due to substantial marketing efforts made by the company in 2020.

Cost of Revenues

Cost of revenues consists of raw materials and packaging and personnel costs for assembly or outsourcing costs. The cost of net revenues for 2019 was $131,670, resulting in gross profit of $257,703 (a net margin of 66.2%) compared to cost of net revenues for 2020 of $3,267,914 and gross profits of $6,439,246 (a net margin of 66.3%). The increase in cost of revenues was a direct result of the increase in sales.

Operating Expenses

Our operating expenses consist of general, selling and administrative expenses, sales and marketing expenses, and research and development expenses. The company spends significant amounts on research and development expenses to further its product design and offerings. The company recorded total operating expenses of $2,366,917 for 2019 and $9,111,587 for 2020. Such expenses were composed of:

●	general and administrative expenses of $790,076 for 2019 and $1,880,166 for 2020;

●	sales and marketing expenses of $1,174,960 for 2019 and $6,556,793 for 2020; and

●	research and development expenses of $401,881 for 2019 and $674,628 for 2020.

The increase in our total operating expenses resulted largely from a year-over-year increase in digital marketing expenses.

Net loss

Accordingly, the company’s net loss was $2,115,665 for 2019 and $2,874,263 for 2020.

Liquidity and Capital Resources

As of the date of this Offering Circular, we have primarily been funded from revenues generated by the sale of our products, the sale of $9,319,282 in SAFE agreements and merchant advances. As of December 31, 2020, the company had approximately $3,195,157 in cash and cash equivalents on hand. As of December 31, 2020, the company had $590,642 of unused advance credit, which is included in prepaid expenses and other current assets in the balance sheet. We believe that the proceeds from this offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 36 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Merchant Advances

During 2020 and 2019, the company entered into several revenue share agreements with one lender. In connection with the agreements, the company receives an advance in the form of credit to be used for selected vendor transactions. The company repays its outstanding advance based upon a percentage of future receivables, or payment processor receipts.

During the years ended December 31, 2020 and 2019, the company received merchant advances totaling $1,688,100 and $56,250, including transaction fees of $163,100 and $6,250, respectively. During the years ended December 31, 2020 and 2019, the company made repayments totaling $614,024 and $52,886, respectively. As of December 31, 2020 and 2019, amounts owed under this arrangement were $1,077,439 and $3,364, respectively. The company received an additional merchant advance of $115,000 in February 2021.

In February 2021, the company entered into a future receipts purchase master agreement, with terms similar to the earlier revenue share agreements. As of the date of this Offering Circular, the company has received approximately $7,000,000 in merchant advances, and approximately $6,000,000 is outstanding under this arrangement.

Indebtedness

In May 2020, the company entered into a loan with a lender in an aggregate principal amount of $73,800 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration (“SBA”). The company may apply to the lender for forgiveness of the PPP loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of this Offering Circular.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (“EIDL”) assistance program. On June 30, 2020 the company was notified that their EIDL application was approved by the SBA. Per the terms of the EIDL agreement, the company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum.

In January 2021, the company entered into a credit and security agreement for proceeds of $1,300,000. The note bears interest at 11.75% per annum and matures on January 14, 2022.

Trend Information

Our primary goal is to add customers in our direct to consumer sales channel as well as strengthening our artificial intelligence and technology capabilities. As we add customers, we will be able to grow our brands. Increasing demand, along with additional media coverage in the United States, has driven and continue to drive an increase in sales for the Company’s products. There are also several underlying trends that drive the growth of the sector.

With respect to growth in the skin care industry as a whole, in 2019, when the company first launched, the global skin care market was estimated to be $140 billion in size. And by 2025, it’s estimated to growth to $189.3B in size, an compound annual growth rate of 5.16%.

There has been growth in the direct-to-consumer business model due to the pandemic; as people in the United States were forced to stay home during the pandemic, more and more consumers became accustomed and open to the idea of purchasing products via the internet and through direct-to-consumer companies. This trend may abate somewhat due to the opening of the economy in future years, but changing consumer behavior that is open to online shopping may also be here to stay.

Consumers have been increasingly demanding personalized products:

●	59% of customers say that the option of personalization influences their shopping choices, according to an Infosys report.

●	A Forrester report confirmed that 77% of consumers have chosen, recommended, or paid more for a brand that provides the option to personalize.

●	The company is poised to continue to take advantage of these industry trends and continue to execute to grow in the US skin care market with our world class executive, technology and operations teams.

Plan of Operation

The company currently operates and sells its initial line of products exclusively in the United States. Over the next twelve months, our objective is to increase both revenues and profitability.

Our plans of operations for increasing revenues include:

●	Expand into new territories; we will evaluating Canada and other English speaking countries as potential markets and commit to entering one of these new markets within the next six months.

●	Expanding our marketing footprint from social media marketing to traditional media advertising. Assuming we raise at least $5 million from this offering, we plan to add a traditional marketing manager within two months after qualification of this offering.

●	Expanding product assortments; we are conducting customer studies followed by customer beta tests of potential new product categories to formulate and market

●	Increasing the number of logistical fulfilment centers in order to be able to ship products to customers on both coasts of the United States, as well as potential international markets, faster. We are in the process of negotiating such expansions based on increased sales volumes.

Our plans of operations for increasing profitability include:

●	Increasing the number of or changing suppliers for raw materials and packaging so that we may be able to work with ones who may have better pricing.

●	Negotiate better terms and prices with suppliers based on increased purchase volumes due to our consumer growth.

●	Testing different pricing structures of our products to see if there is room to increase prices while still being able to attract a growing number of customers.

●	Introducing new products assortments that we can sell to existing customers that we’ve already acquired, thereby increasing the lifetime value of each customer.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Mingshu S. Zhao	Chief Executive Officer	37	May 15, 2017 –Present	Full-time
Zaoshi “Amy”Yuan	Chief Technology Officer	36	May 15, 2017 – Present	Full-time
Luke Weston	Chief Operating Officer	40	January 4, 2021 - Present	Full-time
Directors:
Mingshu S. Zhao	Director	37	May 15, 2017 –Present	N/A
Zaoshi Yuan	Director	36	May 15, 2017 –Present	N/A
Significant Employees:
Yiqing “Eva” Miao	Head of Finance			Full-time

Ming Zhao, Chief Executive Officer and Director:

Ming is the CEO and Co-Founder of Life Spectacular. Ming holds an MBA degree from Harvard Business School, is a third-generation entrepreneur and is bilingual in English and Chinese.

Prior to founding Life Spectacular, she built and led the Partnerships Team at NerdWallet, a consumer fintech company from 2014 to 2016. Before that, she was a fund of hedge funds investor at the Pacific Alternative Asset Management Company (PAAMCO) from 2011-2013. And prior to that, she was a Private Equity Investor at Bain Capital from 2008-2010, investing in consumer, technology and biotech companies globally. She started her career in Strategy Consulting at the Boston Consulting Group, where she advised Fortune 500 companies on their strategy, operations and distribution.

Zaoshi “Amy” Yuan, Chief Technology Officer and Director:

Amy is the CTO and Co-Founder of Life Spectacular. She is a computational physicist and participated in scientific simulations on one of the largest super-computer in the world. She also has 8 publications in leading peer-reviewed physics scientific journals.

She is a data scientist and an engineer with a background in math, physics, and high-performance computing with a Postdoctoral Chemical Engineering degree from Stanford University and a PhD in Computational Physics from The University of Southern California.

Prior to founding Life Spectacular, Amy was the Lead Data Scientist at Lyra Health from 2015-2017. And prior to that, she was a Lead Data Scientist at McKesson from 2015-2016. At both of these companies, she developed data products that enable better care for people through the use of technology.

Luke Weston, Chief Operating Officer

Luke is the COO of PROVEN. Luke holds an MBA from Harvard Business School, and is an experienced leader in e-commerce and beauty.

Prior to joining PROVEN, in 2020, Luke was the Chief Digital Officer for L’Oreal’s Luxe division in 2020 where he oversaw all of their digital and e-commerce efforts. Prior to that, he was the Chief Revenue Officer at Function of Beauty from 2018-2019, overseeing their rapid expansion into new products and over 30 new geographies. Prior to that, he was the Chief Strategy Officer at Melissa & Doug from 2016 to 2017. And prior to that, he held positions of increasing responsibility at Unilever, McKinsey, and Colgate-Palmolive from 2003-2015.

Yiqing “Eva” Miao, Head of Finance

Eva Miao is the Head of Finance at PROVEN where she oversees the company’s Finance and HR functions. She holds an MBA from Darden School of Business, University of Virginia. She is a Finance and Operations professional with extensive leadership experience in public accounting, FP&A, investment banking, and business operations in both established and emerging markets.

Prior to joining PROVEN, Eva was Chief of Staff to the CEO and Head of FP&A and Investor Relations at Genuity Science, a global genomic big data company with operations in the U.S., Ireland, and China, from 2018 to 2020. From 2015 to 2018, she worked as an investment banker at Jefferies and Morgan Partners in NYC and Boston, respectively, where she helped tech and biotech companies on fund-raising and M&A transactions. Before that, Eva was a consultant at PwC, from 2011-2013, where she conducted auditing, transaction services, and M&A advisory work for global clients.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020 we compensated our two directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Ming S. Zhao	CEO	$133,000	$0	$133,000
Zaoshi Yuan	CTO	$133,000	$0	$133,000

For the fiscal year ended December 31, 2020, we did not pay our directors in their capacity as directors. There are two directors in this group.

As of the date of this offering, we have no current plans to amend the compensation of our directors and executive officers.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of March 15, 2021, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common Stock	Ming S. Zhao	12,000,000	0	46.07%
Common Stock	Zaoshi Yuan	12,000,000	0	46.07
Common Stock	All executive officers and directors as a group (2 individuals)	24,000,000	0	92.14%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Life Spectacular, Inc., 7901 4th St N, STE 4916, St. Petersburg, Florida 33702.

(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Two of the company’s executive officers, Ming Zhao and Zaoshi Yuan have received various advances from the company. As of December 31, 2020, related party receivables to the company were $19,945. See Note 10 to the financial statements. The advances are non-interest bearing, unsecured and due on demand.

SECURITIES BEING OFFERED

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the company’s Amended and Restated Certificate of Incorporation (the “Certificate”) and the Amended and Restated Bylaws (the “Bylaws”), which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of Proven’s capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Proven is offering 9,090,909 Units in this offering, each Unit comprising .7 shares of Series A Preferred Stock and .3 share of Common Stock from selling shareholders. The Series A Preferred Stock may be converted into shares of the Common Stock of the company. The company is therefore qualifying up to 2,727,273 shares of Common Stock and 6,363,636 shares of Series A Preferred Stock, convertible into an additional 6,363,636 shares of Common Stock, under the Offering Statement of which this Offering Circular is a part. As of the date of this Offering Circular, after giving effect to the Stock Split, the company has 26,048,835 shares of Common Stock issued and outstanding.

Certain shareholders are offering Common Stock to investors in this offering. Investors in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the company’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act.

The company’s Certificate provides that our authorized capital consists of 65,000,000 shares of Common Stock, par value $0.00001 per share, and 24,299,880 shares of Preferred Stock, $0.00001 per share.

Preferred Stock

General

Proven has the authority to issue: 1,077,005 shares of Series Seed-1 Preferred Stock, 1,292,514 shares of Series Seed-2 Preferred Stock, 30,618 shares of Series Seed-3 Preferred Stock, 5,884,428 shares of Series Seed-4 Preferred Stock, 6,531,944 shares of Series Seed-5 Preferred Stock, 2,357,622 shares of Series Seed-6 Preferred Stock, 408,266 shares of Series Seed-7 Preferred Stock, and 6,717,483 shares of Series A Preferred Stock. Each series of Preferred Stock has identical rights and preferences, as described in brief below.

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of Common Stock unless a dividend is declared and paid on the Preferred Stock as if all such Preferred Stock were converted into shares of Common Stock.

Voting Rights

Except as otherwise required by law, shares of Preferred Stock shall be non-voting and shall not be entitled to vote on any matter submitted to a vote of stockholders of the company.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event (as defined in the Certificate), the assets of the company available for distribution to its stockholders or the remaining Available Proceeds (as defined in the Certificate), as the case may be, shall be distributed among the holders of shares of capital stock, pro rata based on the number of shares held by each such holder on an as-converted to Common Stock basis.

Conversion Rights

A portion or all of the shares of Preferred Stock may, upon the election of a majority of the outstanding shares of Common Stock, specified by vote or written consent, be converted at any time into fully-paid and nonassessable shares of Common Stock. The initial conversion rate shall be one-for-one. The conversion rate shall change as provided in the Certificate.

Common Stock

Voting Rights

Each share of Common Stock has one vote.

Each holder of shares of Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

The investors in this offering will be required to grant a proxy to the company’s CEO, described in greater detail below under “— The Proxy.”

The Proxy

Holders of Common Stock who purchase their shares in this offering will grant the company a proxy in Section 6 of the Subscription Agreement and agree to allow the company’s CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Election of Directors

The holders of the Common Stock are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

LIFE SPECTACULAR, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders
of Life Spectacular, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Life Spectacular, Inc. (the “Company”, a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Spectacular, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, certain conditions, including losses from operations and negative cash flows, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, California

June 4, 2021

LIFE SPECTACULAR, INC.

BALANCE SHEETS

	December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	$3,195,157	$1,968,494
Due from related parties	19,945	8,048
Inventory	1,063,974	108,057
Prepaid expenses and other current assets	1,394,003	69,655
Total current assets	5,673,079	2,154,254
Deposits	2,200	2,200
Total assets	$5,675,279	$2,156,454

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$907,886	$260,152
Accrued expenses	509,333	2,850
Deferred revenue	837,099	51,720
Merchant advances	1,077,439	3,364
Loan payable, current	49,367	-
Total current liabilities	3,381,124	318,086
Loan payable	174,333	-
Future equity obligations	9,365,000	6,209,283
Total liabilities	12,920,457	6,527,369

Commitments and contingencies (Note 11)

Stockholders’ deficit:
Common stock, $0.00001 par, 35,000,000 shares authorized, 26,048,835 shares issued and outstanding as of both December 31, 2020 and 2019, respectively	260	260
Additional paid-in capital	6,650	6,650
Accumulated deficit	(7,252,088)	(4,377,825)
Total stockholders’ deficit	(7,245,178)	(4,370,915)
Total liabilities and stockholders’ deficit	$5,675,279	$2,156,454

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019
Net revenues	$9,707,160	$389,373
Cost of net revenues	3,267,914	131,670
Gross profit	6,439,246	257,703

Operating expenses:
General and administrative	1,880,166	790,076
Sales and marketing	6,556,793	1,174,960
Research and development	674,628	401,881
Total operating expenses	9,111,587	2,366,917

Loss from operations	(2,672,341)	(2,109,214)

Other income (expense):
Interest expense	(208,922)	(6,451)
Other income	7,000	-
Total other income (expense), net	(201,922)	(6,451)

Provision for income taxes	-	-
Net loss	$(2,874,263)	$(2,115,665)

Weighted average common shares outstanding - basic and diluted	26,048,835	26,048,835
Net loss per common share - basic and diluted	$(0.11)	$(0.08)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit

Balances at December 31, 2018	26,048,835	$260	$6,650	$(2,262,160)	$(2,255,250)
Net loss	-	-	-	(2,115,665)	(2,115,665)
Balances at December 31, 2019	26,048,835	$260	$6,650	$(4,377,825)	$(4,370,915)
Net loss	-	-	-	(2,874,263)	(2,874,263)
Balances at December 31, 2020	26,048,835	$260	$6,650	$(7,252,088)	$(7,245,178)

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,874,263)	$(2,115,665)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of future equity obligations	45,717	-
Changes in operating assets and liabilities:
Inventory	(955,917)	(33,184)
Prepaid expenses and other current assets	363,751	(13,105)
Accounts payable	647,734	178,602
Accrued expenses	506,483	(98,365)
Deferred revenue	785,379	51,720
Net cash used in operating activities	(1,481,116)	(2,029,997)

Cash flows from investing activities:
Proceeds (repayments) from related parties	(11,897)	1,652
Net cash provided by (used in) investing activities	(11,897)	1,652

Cash flows from financing activities:
Repayments of merchant advances	(614,024)	(52,886)
Proceeds from future equity obligations	3,110,000	3,806,112
Issuance of loan payable	223,700	-
Net cash provided by financing activities	2,719,676	3,753,226

Net increase in cash and cash equivalents	1,226,663	1,724,881
Cash and cash equivalents at beginning of year	1,968,494	243,613
Cash and cash equivalents at end of year	$3,195,157	$1,968,494

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Merchant advances	$1,688,100	$56,250

See accompanying notes to these financial statements.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Life Spectacular, Inc. (the “Company”), dba Proven Skincare, is a corporation formed on May 11, 2017 under the laws of the State of Delaware. The Company sells customized skincare products through its website and online platform to individual customers directly. The Company is headquartered in St. Petersburg, Florida.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,874,263 and $2,115,665 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $7,252,088. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. Through the date the financial statements were available to be issued, the Company has been primarily financed through the issuance of Simple Agreements for Future Equity and merchant advances (see Notes 6 and 7). No assurance can be given that the Company will be successful in these efforts.

The Company is seeking to complete a Regulation A+ offering. Upon the closing of a qualified offering, the Company’s outstanding future equity obligations may automatically convert into preferred shares (see Note 7). In the event the Company does not complete an offering, the Company expects to seek additional funding through private equity or debt financings. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition, the valuations of common stock and future equity obligations. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company’s cash and cash equivalents were held at one accredited financial institution.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses, accounts payable and accrued expenses and approximate their fair values due to the short maturity of these instruments. The Company’s future equity obligations are carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Notes 4 and 7).

Inventory

Inventories consist of components, finished goods, and products in transit from the Company’s suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2020, inventory included approximately $364,000 in transit.

Future Equity Obligations

The Company has issued several Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 7).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2018. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

The Company derives its revenue solely from e-commerce transactions, which is considered a single performance obligation. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred. Revenue is deferred in instances when performance obligations are incomplete, see Contract Liability below

The Company deducts discounts, sales tax, and estimated refunds to arrive at net revenue. Sales tax collected from clients is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Contract Liability

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s contract liabilities are included as deferred revenue on the balance sheets and consist of (i) payments received in advance of product delivery to the customer and (ii) the promise of future products to be delivered to existing customers. As of December 31, 2020 and 2019, total contract liabilities were $837,099 and $51,720, respectively. The Company expects deferred revenue for all contract liabilities to be recognized within one year.

Cost of Revenue

Cost of revenue consists of the costs of inventory sold, packaging materials costs, inbound freight and customs and duties.

Sales and Marketing

Sales and marketing expenses includes fulfillment center operations, third-party logistics costs and payment processing fees, as well as marketing and advertising costs.

The Company also includes outbound freight associated with shipping goods to customers as a component of sales and marketing expenses. During the years ended December 31, 2020 and 2019, shipping and handling costs were $779,150 and $31,402, respectively.

General and Administrative Expenses

Selling, general, and administrative expenses consist primarily of compensation and benefits costs, professional services and information technology.

Advertising Costs

Advertising costs are included in selling, general and administrative expenses and are expensed as incurred. Advertising costs were $4,337,525 and $513,945 for the years ended December 31, 2019 and 2018, respectively.

Research and Development Costs

Costs related to development of the Company’s products are included in research and development expenses and are expensed as incurred.

Concentrations

The Company utilized two vendors that made up 45.4% and 11.5% of all inventory purchases, respectively during the year ended December 31, 2020 and two vendors that made up 32.4% and 25.2% of all inventory purchases, respectively during the year ended December 31, 2019. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

As of December 31, 2020 and 2019, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 7).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019 with no effect on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value Measurements
	as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total

Liabilities:
Future equity obligations	$-	$-	$9,365,000	$9,365,000
	$-	$-	$9,365,000	$9,365,000

	Fair Value Measurements
	as of December 31, 2019 Using:
	Level 1	Level 2	Level 3	Total

Liabilities:
Future equity obligations	$-	$-	$6,209,283	$6,209,283
	$-	$-	$6,209,283	$6,209,283

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations use assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2020 and 2019:

Future Equity Obligations
Balance, December 31, 2018	$2,403,171
Issuance of future equity obligations	3,806,112
Balance, December 31, 2019	6,209,283
Issuance of future equity obligations	3,110,000
Change in fair value	45,717
Balance, December 31, 2020	$9,365,000

During the year ended December 31, 2019, no change in fair value to the future equity obligations was recorded as the agreements were entered into with relatively consistent terms across an extended period of time with third parties, and therefore the face value was determined to be representative of fair value. During the year ended December 31, 2020, the changes in the fair value resulted from an adjustment to the terms of the underlying agreements and the valuations and estimates made to the probability of the various outcomes.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,
	2020	2019
Merchant advance credit	$590,642	$50,000
Prepaid inventory and deposits	781,371	15,708
Other	21,990	3,947
	$1,394,003	$69,655

6.	DEBT

Merchant Advances

During 2020 and 2019, the Company entered into several revenue share agreements with one lender. In connection with the agreements, the Company receives an advance in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables, or payment processor receipts.

During the years ended December 31, 2020, the Company received merchant advances totaling $1,688,100 and $56,250, including transaction fees of $163,100 and $6,250, respectively. Loan transaction fees are included as other expenses in the statements of operations. During the years ended December 31, 2020 and 2019, the Company made repayments totaling $614,024 and $52,886, respectively. As of December 31, 2020 and 2019, amounts owed under this arrangement were $1,077,439 and $3,364, respectively.

As of December 31, 2020 and 2019, the Company had $590,642 and $50,000 of unused advance credit, which are included in prepaid expenses and other current assets in the balance sheets.

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,800 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note (“Note”). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

The CARES Act additionally extended COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan (EIDL) assistance program. On June 30, 2020 the Company was notified that their EIDL application was approved by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The Loan matures in thirty years from the effective date of the Loan and has a fixed interest rate of 3.75% per annum.

7.	FUTURE EQUITY OBLIGATIONS

Through December 31, 2018, the Company entered into Simple Agreements for Future Equity (“SAFE”) for an aggregate purchase amount of $2,403,171 (“Initial SAFEs”). During the year ended December 31, 2019, the Company entered into SAFEs for an aggregate purchase amount of $3,806,112 (“2019 SAFEs”). In 2020, the Company received an additional $3,110,000 in proceeds from SAFEs (“2020 SAFEs”).

The agreements, which provide the right of the investors to future equity in the Company, are subject to a range of valuation caps. The Initial SAFEs have valuation caps ranging from $5,700,000 to $15,000,000, the 2019 SAFEs have valuation caps of $12,000,000, and the 2020 SAFEs have valuation caps ranging from $30,000,000 - $60,000,000.

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

If there is a preferred equity financing before the instrument expires or is terminated, the Company will automatically issue to the investors a number of shares of either a) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the cash price per share of the Standard Preferred Stock, if the pre-money valuation applicable to the new investors is less than or equal to the valuation cap; or b) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the Safe Price. The Safe Price is defined as the valuation cap divided by the number of dilutive shares outstanding.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (valuation cap dividend by the number of dilutive shares outstanding) if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holders of the SAFE agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets prior to holders of the Company’s capital stock. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment.

8.	STOCKHOLDERS’ EQUITY

Common Stock

As of December 31, 2020 and 2019, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 35,000,000 shares of common stock, $0.00001 par value. See Note 12 related to stock-split and authorized shares.

Each holder of common stock will be entitled to one votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

As of December 31, 2020 and 2019, the Company had 26,048,835 shares of common stock outstanding.

Life Spectacular, Inc. 2017 Stock Plan

The Company has adopted the Life Spectacular, Inc. 2017 Stock Plan (“2017 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 4,235,295 shares as of both December 31, 2020 and 2019. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. As of December 31, 2020, no shares were awarded under the 2017 Plan and all were available for grant.

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $2,133,012 and $1,265,135, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019

Deferred tax assets:
Net operating loss carryforwards	$1,888,408	$1,224,728
Research and development tax credit carryforwards	101,430	39,606
Cash to accrual differences	143,174	801
Valuation allowance	(2,133,012)	(1,265,135)
Net deferred tax assets	$-	$-

LIFE SPECTACULAR, INC.

NOTES TO FINANCIAL STATEMENTS

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $2,133,012 and $1,265,135 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $867,876 and $631,232 during the years ended December 31, 2020 and 2019. respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $6,717,922 and $4,356,913, respectively, which may be carried forward indefinitely.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017 and subsequent tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

The Company’s founders have received various advances from the Company. As of December 31, 2020 and 2019, related party receivables were $19,945 and $8,048, respectively. The advances are non-interest bearing, unsecured and due on demand.

11.	COMMITMENTS AND CONTINGENCIES

Sales Tax

During the year ended December 31, 2020, it was determined that the Company’s sales may be subject to sales tax in certain jurisdictions. The Company is currently assessing its positions and has an estimated liability of approximately $280,000 for potential sales tax exposure as of December 31, 2020. The Company believes that the ultimate resolution will not be materially different from the estimated liability recorded. Additionally, the Company has a sales tax payable of approximately $190,000 for sales tax collected but not yet remitted in California. Both amounts are included in accrued expenses on the balance sheets.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 4, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

In January 2021, the Company entered into a Credit and Security Agreement for proceeds of $1,300,000. The note bears interest at 11.75% per annum and matures on January 14, 2022.

In February 2021, the Company received a merchant advance totaling $115,000, with similar terms as those described in Note 6.

In February 2021, the Company entered into a Future Receipts Purchase Master Agreement, with terms similar to the merchant advances described in Note 6. Through the issuance date, the Company has received approximately $7,000,000 in merchant advances, and approximately $6,000,000 is outstanding under this arrangement as of June 4, 2021.

Through the issuance date, the Company has granted 1,503,606 stock options to purchase common stock pursuant to the Company’s 2017 Plan.

On May 24, 2021, the Company effectuated a 3-for-1 forward stock split of its issued and outstanding shares of common stock. Furthermore, the Company’s corrected and amended Certificate of Incorporation authorized the Company to issue a total of 35,000,000 shares of common stock, $0.00001 par value. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.